UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Eltek Ltd.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

0‑28884
(Commission file number)

4 Drezner Street, Sgoola Industrial Zone, P.O. Box 159, Petach Tikva 4910101, Israel
(Address of principal executive offices)

Amnon Shemer, +972-3-9395025
(Name and telephone number of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Item 1.01. Conflict Minerals Disclosure and Report

Eltek Ltd. (“Eltek”, “we” or “our”) has evaluated its current product lines and determined that certain products that we manufacture or contract to manufacture contain tin, tungsten, tantalum, or gold, which are defined as “conflict minerals” by the United States Securities and Exchange Commission that are necessary to the functionality or production of our products. Accordingly, Eltek is filing this disclosure along with a Conflict Minerals Report to disclose the measures we have taken to determine the origin of the conflict minerals used in our products.

Conflict Minerals Disclosure

We undertook due diligence measures, including surveying our direct suppliers via an industry-standard survey template for conflict minerals, to try to determine the sources of these minerals, which we purchase through a complex supply chain.

Currently, we do not have sufficient information from our suppliers or other sources to determine the country of origin of the conflict minerals used in our products or identify the facilities used to process those conflict minerals. Therefore, we cannot exclude the possibility that some of these conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country and are not from recycled or scrap sources.

A copy of Eltek’s Conflict Minerals Report for the reporting period from January 1, 2015 to December 31, 2015 is filed as Exhibit 1.01 hereto and is publicly available on our website at www.nisteceltek.com under the heading “Investor Info”. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 2.01. Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Eltek Ltd.

By:	/s/ Yitzhak Nissan
Yitzhak Nissan

Title:	Chairman of the Board of Directors
and Chief Executive Officer

By:	/s/ Amnon Shemer
Amnon Shemer

Title:	Vice President, Finance
and Chief Financial Officer

May 25, 2016